UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-41709

SEALSQ CORP
(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Completion of the WISeSat.Space Business Combination and SEALSQ PIPE Investment

On October 1, 2026, WISeSat.Space Holdings Corp., a British Virgin Islands company (“WISeSat.Space “), announced that the business combination among Columbus Acquisition Corp., a Cayman Islands exempted company (“CAC”), WISeSat.Space Corp., a British Virgin Islands business company d/b/a SpaceAIQ (“SpaceAIQ”), WISeSat.Space and SEALSQ Corp, a British Virgin Islands business company (“SEALSQ” or the “Company”), closed on that date (the “BCA Closing”), and commenced trading on the Nasdaq on October 2, 2026, under the ticker symbol “SAIQ.” The business combination was completed under the Business Combination Agreement dated as of November 9, 2025 (as amended, the “BCA”). The parties to the BCA are CAC, WISeSat.Space , WISeSat Merger Sub Corp. (“Merger Sub”), SpaceAIQ and WISeQey Corp. (formerly, WISeKey International Holding Ltd.) (“WISeQey”). SEALSQ, an affiliate of WISeQey, became a party to the BCA as a “Seller” through a Joinder Agreement dated December 12, 2025.

The Business Combination

In connection with the BCA Closing, SEALSQ received 1,040,478 WISeSat.Space Ordinary Shares and 1,040,478 WISeSat.Space Class F Shares in exchange for its shares of SpaceAIQ.

SEALSQ PIPE Investment

On August 6, 2026, SEALSQ entered into a subscription agreement (the “Subscription Agreement”) with WISeSat.Space and CAC. The terms of the Subscription Agreement were previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on August 18, 2026.

The PIPE Investment closed on October 1, 2026, at the same time as the BCA Closing. The redemption price, and therefore the purchase price, was $10.79 per share. As a result, WISeSat.Space issued 926,784 WISeSat.Space Ordinary Shares to SEALSQ (the “Subscribed Shares”). The Subscription Agreement does not permit the issuance of fractional shares, so the number of Subscribed Shares was rounded down to the nearest whole share and the cash attributable to the fractional share is to be returned to SEALSQ.

The Subscription Agreement includes a price-protection mechanism that may result in the issuance of additional WISeSat.Space Ordinary Shares to SEALSQ if the market price is below the purchase price on the 60th day after closing. SEALSQ is also subject to customary lock-up restrictions for a period following the closing.

The above description of the Subscription Agreement is a summary only and is qualified in its entirety by the full text of the Subscription Agreement, which was filed as Exhibit 99.4 to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on August 18, 2026 and is incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including statements about the commencement of trading of WISeSat.Space Ordinary Shares on the Nasdaq, the possible issuance of Additional Shares under the price-protection mechanism, and the application of lock-up restrictions. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include those described in SEALSQ’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. SEALSQ undertakes no obligation to update any forward-looking statement, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Chief Executive Officer

	By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	Chief Financial Officer

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